Exhibit E-13

Exhibit E-13
Results of Voting

Eidos plc Annual General Meeting 3 December 2002 – Results of Voting

			Proxy Votes
	Resolution	Result of vote at AGM	For	Discretion	Against	Abstain	Total proxy votes
1.	To receive and adopt the Report and Accounts for the 15 month period ended 30 June 2002	passed	53,388,581	250,926	12,037	63,442	53,714,986
2.	To approve the Report on Directors' Remuneration	passed	52,677,474	253,291	341,193	443,028	53,714,986
3.	To elect Mr John van Kuffeler as a director	passed	50,140,144	254,524	3,252,771	67,547	53,714,986
4.	To re-elect Mr Jeremy Heath-Smith as a director	passed	52,648,086	252,858	149,643	664,399	53,714,986
5.	To re-elect Mr Ian Livingstone as a director	passed	53,362,501	252,858	32,269	67,358	53,714,986
6.	To re-elect Mr Michael McGarvey as a director	passed	49,308,868	252,858	378,985	3,774,275	53,714,986
7.	To re-appoint KPMG Audit Plc as Auditors and authorise the directors to determine their remuneration	passed	51,662,665	253,291	312,517	1,486,513	53,714,986
8.	To authorise the directors to allot securities	passed	53,212,977	259,525	155,735	86,749	53,714,986
9.	To authorise the directors to disapply pre-emption rights	passed	53,145,131	258,691	263,807	47,357	53,714,986
10.	To authorise the Company to make market purchases of its own shares	passed	53,377,915	257,846	27,624	51,601	53,714,986
11.	To amend the Company's Articles of Association	passed	53,312,894	260,279	72,359	69,454	53,714,986

Exhibit E-13